# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PAR TECHNOLOGY CORP, CIK 0000708821
CUSIP: 698884103
Title of class of securities: Common Stock, $0.02 par value
Address of issuer's principal executive offices: PAR TECHNOLOGY PARK, 8383 SENECA TURNPIKE, NEW HARTFORD, New York (NY), 13413
Date of event which requires filing of this statement: 12/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001730145

## Reporting persons
- Voss Value Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 845,000; shared voting power 0; sole dispositive power 845,000; shared dispositive power 0; aggregate amount beneficially owned 845,000 (2.08% of the class)
- Voss Value-Oriented Special Situations Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 145,000; shared voting power 0; sole dispositive power 145,000; shared dispositive power 0; aggregate amount beneficially owned 145,000 (0.36% of the class)
- Voss Advisors GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 990,000; shared voting power 0; sole dispositive power 990,000; shared dispositive power 0; aggregate amount beneficially owned 990,000 (2.44% of the class)
- Voss Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 3,758,198; shared voting power 855,000; sole dispositive power 3,758,198; shared dispositive power 855,000; aggregate amount beneficially owned 4,613,198 (11.37% of the class)
- Cocke Travis W.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,758,198; shared voting power 855,000; sole dispositive power 3,758,198; shared dispositive power 855,000; aggregate amount beneficially owned 4,613,198 (11.37% of the class)

## Item 1. Issuer
Name of issuer: PAR TECHNOLOGY CORP

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

Voss Value Master Fund, L.P. ("Voss Value Master Fund");

Voss Value-Oriented Special Situations Fund, L.P. ("Voss Value-Oriented Special Situations Fund");

Voss Advisors GP, LLC ("Voss GP");

Voss Capital, L.P. ("Voss Capital"); and

Travis W. Cocke.
Address of principal business office or, if none, residence:
Voss Value Master Fund
3773 Richmond, Suite 850
Houston, Texas 77046

Voss Value-Oriented Special Situations Fund
3773 Richmond, Suite 850
Houston, Texas 77046

Voss GP
3773 Richmond, Suite 850
Houston, Texas 77046

Voss Capital
3773 Richmond, Suite 850
Houston, Texas 77046

Travis W. Cocke
3773 Richmond, Suite 850
Houston, Texas 77046
Citizenship:
Voss Value Master Fund
Cayman Islands

Voss Value-Oriented Special Situations Fund
Texas

Voss GP
Texas

Voss Capital
Texas

Travis W. Cocke
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof:

(i) Voss Value Master Fund beneficially owned 845,000 shares of Common Stock, $0.02 par value, of the Issuer (the "Shares").

(ii) Voss Value-Oriented Special Situations Fund beneficially owned 145,000 Shares.

(iii) Voss GP, as the general partner of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 845,000 Shares beneficially owned by Voss Value Master Fund and (ii) 145,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund.

(iv) Voss Capital, as the investment manager of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and certain accounts managed by Voss Capital (the "Voss Managed Accounts"), may be deemed the beneficial owner of the (i) 845,000 Shares beneficially owned by Voss Value Master Fund, (ii) 145,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund and (iii) 3,623,198 Shares, including 9,300 Shares underlying certain call options which are currently exercisable, held in the Voss Managed Accounts.

(v) Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the (i) 845,000 Shares owned by Voss Value Master Fund, (ii) 145,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund and (iii) 3,623,198 Shares, including 9,300 Shares underlying certain call options which are currently exercisable, held in the Voss Managed Accounts.
Percent of class:
The aggregate percentage of the Shares reported owned by each person named herein is based upon 40,591,032 Shares outstanding as of November 4, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.

As of the date hereof:

(i) Voss Value Master Fund may be deemed to beneficially own approximately 2.08% of the outstanding Shares;

(ii) Voss Value-Oriented Special Situations Fund may be deemed to beneficially own less than 1% of the outstanding Shares;

(iii) Voss GP may be deemed to beneficially own approximately 2.44% of the outstanding Shares;

(iv) Voss Capital may be deemed to beneficially own approximately 11.37% of the outstanding Shares (approximately 8.93% of the outstanding Shares are held in the Voss Managed Accounts); and

(v) Mr. Cocke may be deemed to beneficially own approximately 11.37% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on August 20, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Voss Value Master Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (01/07/2026)
- Voss Value-Oriented Special Situations Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (01/07/2026)
- Voss Advisors GP, LLC: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (01/07/2026)
- Voss Capital, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (01/07/2026)
- Cocke Travis W.: /s/ Travis W. Cocke, Travis W. Cocke (01/07/2026)